# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneIM Acquisition Corp., CIK 0002088325
CUSIP: G6S74K106
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 390 PARK AVE., 11TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 06/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001767393

## Reporting persons
- RP Investment Advisors LP: type of reporting person: partnership (PN), investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,812,994; sole dispositive power 0; shared dispositive power 1,812,994; aggregate amount beneficially owned 1,812,994 (6.3% of the class)
  Comment: Based upon 28,750,000 Class A ordinary shares outstanding, as reported by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
- RP Select Opportunities Master Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 875,762; sole dispositive power 0; shared dispositive power 875,762; aggregate amount beneficially owned 875,762 (3.1% of the class)
  Comment: Based upon 28,750,000 Class A ordinary shares outstanding, as reported by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
- RP Debt Opportunities Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 271,119; sole dispositive power 0; shared dispositive power 271,119; aggregate amount beneficially owned 271,119 (0.9% of the class)
  Comment: Based upon 28,750,000 Class A ordinary shares outstanding, as reported by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
- RP Alternative Global Bond Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 538,478; sole dispositive power 0; shared dispositive power 538,478; aggregate amount beneficially owned 538,478 (1.9% of the class)
  Comment: Based upon 28,750,000 Class A ordinary shares outstanding, as reported by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
- RP Alternative Credit Opportunities Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 127,635; sole dispositive power 0; shared dispositive power 127,635; aggregate amount beneficially owned 127,635 (3.4% of the class)
  Comment: Based upon 28,750,000 Class A ordinary shares outstanding, as reported by the Issuer in its current report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.

## Item 1. Issuer
Name of issuer: OneIM Acquisition Corp.
Address of issuer's principal executive offices: 390 PARK AVE., 11TH FLOOR, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP Alternative Credit Opportunities Fund (the "Funds"). RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP Alternative Credit Opportunities Fund (the "Funds") are the record and direct beneficial owners of the securities covered by this statement. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, the Funds. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be contrued as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- RP Investment Advisors LP: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc (06/18/2026)
- RP Select Opportunities Master Fund Ltd.: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc (06/18/2026)
- RP Debt Opportunities Fund Ltd.: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (06/18/2026)
- RP Alternative Global Bond Fund: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (06/18/2026)
- RP Alternative Credit Opportunities Fund: /s/ Richard Pilosof, Richard Pilosof, Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc. (06/18/2026)